Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated June 16, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2021;

•	to disclose the calculation of our May 31, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide an update regarding our financing arrangements; and

•	to provide other updates to our portfolio and our business.

July 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2021 (and repurchases as of June 30, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2693
Class T	$25.0539
Class D	$25.0848
Class M	$25.1448
Class I	$24.5313
Class F*	$25.0880
Class Y*	$24.4907

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The July 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of May 31, 2021 (dollar amounts in thousands):

Components of NAV	May 31, 2021
Loans receivable	$1,369,349
Mortgage-backed securities held-to-maturity	37,539
Mortgage-backed securities available-for-sale, at fair value	13,387
Cash and cash equivalents	35,083
Restricted cash	26,845
Other assets	5,106
Collateralized loan obligation, net of deferred financing costs	(963,580)
Repurchase agreements payable, net of deferred financing costs	(60,850)
Accrued stockholder servicing fees(1)	(202)
Other liabilities	(7,074)

Net asset value	$455,603

Number of outstanding shares	18,195,996

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of May 31, 2021, we accrued under GAAP $20,756 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$217,225	$32,802	$14,879	$57,624	$88,068	$22,801	$22,204	$455,603
Number of outstanding shares	8,596,439	1,309,254	593,146	2,291,666	3,590,014	908,829	906,648	18,195,996

NAV per Share as of May 31, 2021	$25.2693	$25.0539	$25.0848	$25.1448	$24.5313	$25.0880	$24.4907

Financing Arrangements

CNB Revolving Credit Facility

On June 7, 2021, FS Credit Real Estate Income Trust, Inc. (“we” or “us”) and FS CREIT Finance Holdings LLC, a direct wholly-owned subsidiary (together with us, the “Borrowers”), entered into a fourth amendment (the “Fourth Amendment”) to the Loan and Security Agreement, dated as of August 22, 2019, among the Borrowers, the lenders party thereto and City National Bank (“CNB”), as administrative agent (together with the related transaction documents, the “CNB Facility”). Pursuant to the Fourth Amendment, the CNB Facility was amended to, among other things (i) increase the maximum amount of financing available from $25,000,000 to $55,000,000, (ii) extend the maturity date from August 23, 2022 to June 7, 2023, and (iii) increase the minimum net asset value we are required to maintain from $175,000,000 to $275,000,000.

Portfolio update

Investment activity in May was strong as we closed on $227 million in loan originations. It was the second consecutive month in which originations totaled more than $200 million. Loan origination highlights included:

•

Two multifamily properties: The first loan is backed by an amenity-rich garden-style property in the rapidly growing suburban Phoenix metro area. The second loan is backed by a portfolio of properties undergoing renovations in an attractive Philadelphia neighborhood located near several universities and hospitals.

•

Two office properties: One of the properties is located in downtown Austin, TX, and features easy access to retail and multifamily units as well as a 4-story, 280-space parking garage. The other property is a recently renovated building in Richardson, TX, the tech-hub of the Dallas metro area.

•

Two industrial properties: One of the loans is backed by a portfolio of 10 well-occupied industrial properties in the Detroit metro area; the other is backed by a property in Jacksonville, FL, and is strategically located close to both Jacksonville International Airport and JAXPORT, the largest container port in Florida.

•

A self-storage facility in Sacramento, CA, featuring 860 climate-controlled units and 64 exterior parking spaces. The facility is currently 96% occupied and the sponsor plans to add another 34 parking spaces in Q2 2021, which should be accretive to its income-generation ability. Self-storage also is an attractive, growing property type within the CRE market.

Our portfolio remains well diversified by geography and property type with a focus on COVID-resilient originations since Q1 2020. Multifamily and industrial represented more than half of the portfolio (51.2%) as of May 31, 2021 while hospitality and retail comprised just 10.0%. There were no impairments or non-accruals as of May 31, 2021. In addition, 98% of our loan portfolio was current.

The pipeline for new deal activity remains strong, with more than $350 million of identified transactions backed by a diverse mix of properties. Additionally, the short-term nature of our typical loan allows us to regularly adjust the portfolio to current market conditions. As of May 31, 2021, approximately 64% of our portfolio consisted of investments sourced after July 2020.

We successfully closed on a new $783 million financing in May. We continue to rely primarily on matched term, non-mark-to-market financing which helps minimize volatility in our net asset value, especially during periods of market stress as we saw last year during COVID.